EXHIBIT 99.2

GOLD STANDARD PRICES OFFERING OF COMMON SHARES

January 28, 2015 – Vancouver, B.C. – Gold Standard Ventures Corp. (TSXV: GSV, NYSE MKT:GSV) (“Gold Standard” or the “Company”) is pleased to announce that pursuant to its public offering of common shares announced on January 26, 2015 (the “Offering”), the Company has entered into an underwriting agreement with a syndicate of underwriters led by Macquarie Capital Markets Canada Ltd. and including H.C. Wainwright & Co., LLC (collectively, the “Underwriters”) to purchase a total of 17.0 million common shares of the Company (the “Common Shares”) at a price of US$0.47 (C$0.58) per Common Share to raise gross proceeds of approximately US$8.0 million (approximately C$9.9 million).

The Company will today file a final prospectus supplement to its short form base prospectus dated June 23, 2014 with the securities regulators in each of British Columbia, Alberta and Ontario (the "Canadian Securities Regulators") and a final prospectus supplement to a registration statement on Form F-3 (Registration No. 333-196751) with the U.S. Securities and Exchange Commission (the “SEC”).

The Company has granted the Underwriters an over-allotment option to purchase additional Common Shares up to 15% of the Common Shares sold pursuant to the Offering. The over-allotment option will be exercisable for a period of 30 days from the date of filing of the final prospectus supplements for the Offering.

The Company intends to use the net proceeds of this Offering (after deduction of Underwriters’ fee and expenses of the Offering) to pay the balance due to Scorpio Gold Corporation in connection with the Company’s acquisition of the Pinion deposit, fund additional drilling and exploration of the Company’s Pinion project as recommended in the Pinion technical report dated October 24, 2014, conduct further exploration on the Railroad project, rectify the Company’s current working capital deficiency and for general corporate and working capital purposes.

H.C. Wainwright & Co., LLC will only make offers and sales of the Common Shares in the United States.

The Company has applied to list the Common Shares on the TSX Venture Exchange (the “TSXV”) and the NYSE MKT LLC (the “NYSE MKT”). Listing will be subject to the Company fulfilling all of the listing requirements of the TSXV and the NYSE MKT.

Closing of the Offering is anticipated to occur on February 3, 2015.

On January 27, 2015, the last trading day before filing of the prospectus supplement, the noon exchange rate as reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars was C$1.00 equals US$0.8062.

Copies of the final prospectus supplement and short form base prospectus as filed in each of British Columbia, Alberta and Ontario and the final prospectus supplement and Form F-3 registration statement as filed with the SEC may be obtained from:

Macquarie Capital Markets Canada Ltd.

Suite 3100 – Brookfield Place

181 Bay Street

Toronto, ON M5J 2T3

Attention: Linda Lang

Phone: +1 416 848 3603

Email: linda.lang@macquarie.com

This press release does not and shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities, nor shall there be any sale of the securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such province, state or jurisdiction.

ABOUT GOLD STANDARD VENTURES – Gold Standard is an advanced stage gold exploration company focused on district scale discoveries in Nevada. The Company’s flagship project, the Railroad-Pinion Gold Project, is located within the prolific Carlin Trend. The recent Pinion gold deposit acquisition offers Gold Standard a potential near-term development option and further consolidates the Company’s premier land package in the Carlin Trend.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) nor the NYSE MKT accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Statements

All statements included in this press release, other than statements of historical fact, are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended. Forward-looking statements can generally be identified by words such as “may,” “could,” “will,” “should,” “assume,” “expect,” “anticipate,” “plan,” “intend,” “believe,” “predict,” “estimate,” “forecast,” “outlook,” “potential,” or “continue,” or the negative of these terms, and other comparable terminology, and include statements regarding the anticipated use of proceeds from the Offering. Although the Company believes the expectations and intentions reflected in its forward-looking statements are reasonable, there is no assurance that these expectations and intentions will prove to be correct.

Various risks and other factors including those risks and uncertainties identified in the “Risk Factors” sections of the final prospectus supplements and related documents filed with the Canadian Securities Regulators and SEC could cause actual results, and actual events that occur, to differ materially from those contemplated by the forward-looking statements.

Many of the risk factors are beyond the Company’s ability to control or predict. You should not unduly rely on any of the Company’s forward-looking statements. These statements are made only as of this press release. Except as required by law, the Company is not obligated to publicly release any revisions to these forward-looking statements to reflect future events or developments. All subsequent written and oral forward-looking statements attributable to the Company and persons acting on its behalf are qualified in their entirety by the cautionary statements contained herein or in the Company’s public filings.